FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F |X|	Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|	No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|	No |X|

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes |_|	No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A. By: /s/ Enrique García —————————————— Name: Enrique García Title: Chief Executive Officer

Date: February 21st, 2003 2

INDEX OF EXHIBITS

Exhibit 01 - Enersis Press Release dated February 10th, 2003 Exhibit 02 - Additional Information regarding the Year End 2002 results 3

FOR IMMEDIATE RELEASE

For further information, please contact Enersis Investor Relations:

Ricardo Alvial Chief Investments & Risks Officer E-mail: ram@e.enersis.cl Phone: 56 (2) 353-4682	Susana Rey, srm@e.enersis.cl Ximena Rivas, mxra@e.enersis.cl Pablo Lanyi-Grunfeldt, pll@e.enersis.cl

ENERSIS ANNOUNCES AUDITED CONSOLIDATED RESULTS FOR YEAR ENDED DECEMBER, 2002

HIGHLIGHTS FOR THE YEAR ENDED DECEMBER, 2002

»	Enersis Net Income reached a loss of US$ 311 million, basically due to accounting adjustments

»	Operating Revenues decreased by US$ 798 million or 18.7%, mainly due to economic instability in Argentina

»	Operating Expenses decreased by US$ 411 million or 14.6%

»	Selling and Administrative Expenses were reduced by US$ 78 million, a 20.2%

»	Operating Income decreased by US$ 309 million or 29.4%

»	Net Financial Income improved by US$ 58 million, equivalent to 10.6%

»	Labor Productivity increased by 2.2%, from 1,379 up to 1,409 clients per employee

»	Clients increased in 275,000 new customers

»	As part of the Global Financial Plan launched by the Company on October 2002, Enersis announced on January 27th, that thirteen offers are competing for the acquisition of Rio Maipo and Canutillar

»	The Company, made accounting adjustments by a total amount of US$ 387 million, with no impact upon cash flows

»	These adjustments were partially compensated with provisions of US$ 97 million booked as of November 2002, totaling a net effect of US$ 290 million

4

(Santiago, Chile, February 10th, 2003) Enersis (NYSE: ENI), today announced consolidated financial results for the year ended December 31st, 2002. All figures are in US$, and in accordance with Chilean Generally Accepted Accounting Principles (GAAP) as seen in the standardized form required by Chilean authorities (FECU). Figures corresponding to December 31st, 2001 have been adjusted by the CPI variation between both periods, equal to 3.0%.

For the purpose of converting Chilean pesos (Ch$) into US dollars (US$), we have used the exchange rate prevailing as of December 31st, 2002, equal to US$ 1 = Ch$ 718.61.

The consolidation includes the following investment vehicles and companies,

a)	In Chile: Endesa Chile (NYSE: EOC), Chilectra (OTC: CLRAY), Río Maipo, Synapsis, CAM Ltd. and Inm. Manso de Velasco.

b)	Outside Chile: Distrilima (Perú), Cerj and Investluz (Brazil), Edesur (Argentina), Luz de Bogotá (Colombia).

In the following pages you will find a detailed analysis of Financial Statements, explanation for most of variations, and comments about the main items of Income Statement and Cash Flow Statement compared to the information corresponding to December 31st, 2001.

CONSOLIDATED INCOME STATEMENT (Under Chilean GAAP, thousand US$)

Table 1

Th. US$	YE 02	YE 01	Var 02-01	Chg %

Revenues from Generation	1,248,981	1,402,782	(153,801)	-11.0%
Revenues from Distribution	2,452,109	3,019,488	(567,379)	-18.8%
Revenues from Other Businesses	277,909	268,898	9,010	3.4%
Consolidation Adjustments	(519,718)	(433,809)	(85,910)	19.8%

Operating Revenues	3,459,280	4,257,359	(798,079)	-18.7%

Op. Expenses from Generation	(733,174)	(885,786)	152,613	-17.2%
Op. Expenses from Distribution	(1,945,841)	(2,155,113)	209,272	-9.7%
Op.Expenses from Other Businesses	(204,143)	(194,609)	(9,534)	4.9%
Consolidation Adjustments	475,662	417,134	58,528	14.0%

Operating Expenses	(2,407,496)	(2,818,374)	410,879	-14.6%

Operating Margin	1,051,785	1,438,985	(387,200)	-26.9%

SG&A from Generation	(47,372)	(45,285)	(2,087)	4.6%
SG&A from Distribution	(250,921)	(326,529)	75,608	-23.2%
SG&A from Other Businesses	(55,303)	(53,990)	(1,312)	2.4%
Consolidation Adjustments	43,025	36,824	6,201	16.8%

Selling and Administrative Expenses	(310,570)	(388,980)	78,410	-20.2%

Operating Income	741,215	1,050,005	(308,790)	-29.4%

Interest Income	118,680	78,753	39,927	50.7%
Interest Expense	(611,648)	(630,107)	18,459	-2.9%
Net Financial Income (Expenses)	(492,968)	(551,354)	58,386	-10.6%
Equity Gains from Related Companies	20,868	5,050	15,818	313.2%
Equity Losses from Related Companies	(9,369)	(19,939)	10,570	-53.0%
Net Income from Related Companies	11,500	(14,888)	26,388	-177.2%
Other Non Operating Income	428,805	270,931	157,875	58.3%
Other Non Operating Expenses	(335,643)	(255,951)	(79,692)	31.1%
Net other Non Operating Income (Expenses)	93,162	14,979	78,183	521.9%
Price Level Restatement	6,909	3,027	3,882	128.3%
Foreign Exchange Effect	(22,419)	(42,502)	20,084	-47.3%
Net of Monetary Exposure	(15,510)	(39,476)	23,966	-60.7%
Positive Goodwill Amortization	(704,616)	(112,128)	(592,488)	528.4%

Non Operating Income	(1,108,432)	(702,866)	(405,565)	57.7%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	(367,217)	347,138	(714,355)	-205.8%

Extraordinary Items	(31,137)	—	(31,137)	N/A
Income Tax	(91,868)	(180,696)	88,829	-49.2%
Minority Interest	22,658	(174,159)	196,818	-113.0%
Negative Goodwill Amortization	156,201	66,378	89,823	135.3%

NET INCOME	(311,362)	58,661	(370,023)	-630.8%

R.A.I.I.D.A.I.E	1,502,730	1,679,672	(176,942)	-10.5%

6

CONSOLIDATED INCOME STATEMENT (Under Chilean GAAP, million Ch$)

Table 1.1

Million Ch$	YE 02	YE 01	Var 02-01	Chg %

Revenues from Generation	897,530	1,008,053	(110,523)	-11.0%
Revenues from Distribution	1,762,110	2,169,834	(407,724)	-18.8%
Revenues from Other Businesses	199,708	193,233	6,475	3.4%
Consolidation Adjustments	(373,475)	(311,739)	(61,736)	19.8%

Operating Revenues	2,485,873	3,059,381	(573,508)	-18.7%

Op. Expenses from Generation	(526,866)	(636,535)	109,669	-17.2%
Op. Expenses from Distribution	(1,398,301)	(1,548,686)	150,385	-9.7%
Op.Expenses from Other Businesses	(146,699)	(139,848)	(6,851)	4.9%
Consolidation Adjustments	341,816	299,757	42,059	14.0%

Operating Expenses	(1,730,050)	(2,025,312)	295,262	-14.6%

Operating Margin	755,823	1,034,069	(278,246)	-26.9%

SG&A from Generation	(34,042)	(32,542)	(1,500)	4.6%
SG&A from Distribution	(180,314)	(234,647)	54,333	-23.2%
SG&A from Other Businesses	(39,741)	(38,798)	(943)	2.4%
Consolidation Adjustments	30,918	26,462	4,456	16.8%

Selling and Administrative Expenses	(223,179)	(279,525)	56,346	-20.2%

Operating Income	532,644	754,544	(221,899)	-29.4%

Interest Income	85,285	56,593	28,692	50.7%
Interest Expense	(439,536)	(452,801)	13,265	-2.9%
Net Financial Income (Expenses)	(354,252)	(396,208)	41,957	-10.6%
Equity Gains from Related Companies	14,996	3,629	11,367	313.2%
Equity Losses from Related Companies	(6,732)	(14,328)	7,596	-53.0%
Net Income from Related Companies	8,264	(10,699)	18,963	-177.2%
Other Non Operating Income	308,144	194,694	113,450	58.3%
Other Non Operating Expenses	(241,197)	(183,929)	(57,267)	31.1%
Net other Non Operating Income (Expense)	66,947	10,764	56,183	521.9%
Price Level Restatement	4,965	2,175	2,790	128.3%
Foreign Exchange Effect	(16,110)	(30,543)	14,432	-47.3%
Net of Monetary Exposure	(11,145)	(28,368)	17,222	-60.7%
Positive Goodwill Amortization	(506,344)	(80,576)	(425,768)	528.4%

Non Operating Income	(796,530)	(505,087)	(291,443)	57.7%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	(263,886)	249,457	(513,343)	-205.8%

Extraordinary Items	(22,376)	0	(22,376)	N/A
Income Tax	(66,017)	(129,850)	63,833	-49.2%
Minority Interest	16,283	(125,153)	141,435	-113.0%
Negative Goodwill Amortization	112,248	47,700	64,548	135.3%

NET INCOME	(223,748)	42,154	(265,902)	-630.8%

R.A.I.I.D.A.I.E	1,079,877	1,207,029	(127,152)	-10.5%

7

PROFORMA CONSOLIDATED INCOME STATEMENT
(Under Chilean GAAP, thousand US$)

This pro forma consolidated income statement, shows our Argentinean subsidiaries (Edesur, Costanera, Chocón) under the equity method.

Table 2

Th. US$

	YE 02 Proforma	YE 01Proforma	Var 02-01	Chg %

Operating Revenues	3,045,621	3,115,079	(69,458)	-2.2%

Operating Expenses	(2,042,742)	(2,024,827)	(17,915)	0.9%

Operating Margin	1,002,879	1,090,252	(87,373)	-8.0%

Selling and Administrative Expenses	(265,503)	(283,284)	17,782	-6.3%

Operating Income	737,376	806,968	(69,591)	-8.6%

Net Financial Income (Expenses)	(422,987)	(508,548)	85,561	-16.8%
Net Income from Related Companies	13,468	83,124	(69,657)	-83.8%
Net other Non Operating Income (Expense)	64,587	(5,427)	70,014	-1290.1%
Net of Monetary Exposure	(15,494)	(19,350)	3,856	-19.9%
Price Level Restatement	6,912	3,031	3,881	128.1%
Foreign Exchange Effect	(22,406)	(22,381)	(25)	0.1%
Positive Goodwill Amortization	(704,616)	(112,128)	(592,488)	528.4%

Non Operating Income	(1,065,042)	(562,329)	(502,714)	89.4%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	(327,666)	244,639	(572,305)	-233.9%

Extraordinary Items	(31,138)	—	(31,138)	N/A
Income Tax	(139,373)	(114,503)	(24,870)	21.7%
Minority Interest	30,613	(137,854)	168,467	-122.2%
Negative Goodwill Amortization	156,202	66,378	89,823	135.3%

NET INCOME	(311,362)	58,660	(370,023)	-630.8%

8

PROFORMA CONSOLIDATED INCOME STATEMENT
(Under Chilean GAAP, million Ch$)

This proforma consolidated income statement, shows our Argentinean subsidiaries (Edesur, Costanera, Chocón) under the equity method.

Table 2.1

Million Ch$

	YE 02 Proforma	YE 01Proforma	Var 02-01	Chg %

Operating Revenues	2,188,614	2,238,527	(49,913)	-2.2%

Operating Expenses	(1,467,935)	(1,455,061)	(12,874)	0.9%

Operating Margin	720,679	783,466	(62,787)	-8.0%

Selling and Administrative Expenses	(190,793)	(203,571)	12,778	-6.3%

Operating Income	529,886	579,895	(50,009)	-8.6%

Net Financial Income (Expenses)	(303,963)	(365,448)	61,485	-16.8%
Net Income from Related Companies	9,678	59,734	(50,056)	-83.8%
Net other Non Operating Income (Expense)	46,413	(3,900)	50,313	-1290.1%
Net of Monetary Exposure	(11,134)	(13,905)	2,771	-19.9%
Price Level Restatement	4,967	2,178	2,789	128.1%
Foreign Exchange Effect	(16,101)	(16,083)	(18)	0.1%
Positive Goodwill Amortization	(506,344)	(80,576)	(425,768)	528.4%

Non Operating Income	(765,350)	(404,095)	(361,255)	89.4%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	(235,464)	175,800	(411,264)	-233.9%

Extraordinary Items	(22,376)	0	(22,376)	N/A
Income Tax	(100,155)	(82,283)	(17,872)	21.7%
Minority Interest	21,999	(99,063)	121,062	-122.2%
Negative Goodwill Amortization	112,248	47,700	64,548	135.3%

NET INCOME	(223,748)	42,154	(265,902)	-630.8%

9

CONSOLIDATED INCOME STATEMENT ANALYSIS
(As seen in the FECU)

NET INCOME

As of December, 2002, Net Income registered a loss of US$ 311 million. This amount is basically related to the Accounting Adjustments made by the Company for a total amount of US$ 387 million.

Tabla 2.2

Accounting Adjustment (after minorities)
					TOTAL
US$ MM		Generation	Distribution	Others

Chile		0	0	23	23

Argentina		23	26	0	49

	Edesur	0	26	0	26

Brazil		60	255	0	315

	Cerj	0	122	0	122
	Coelce	0	133	0	133

Total Ajustments		83	281	23	387

Provisions (BT64)					97

	Argentina				16

	Brazil				81

TOTAL					290

These adjustments were somewhat compensated by US$ 97 million of provisions booked by the Company along 2002. The purpose of these extraordinary adjustments is to more properly reflect the value of our investments. These adjustments are in accordance to Chilean generally accepted accounting rules and have been applied for the first time on our Financial Statements. Adjustments correspond to the acceleration of net balance of negative and positive goodwill of investments in distribution and generation located in Argentina and Brazil, and due to the socioeconomic instability experienced in that countries.

In any event, it is important to highlight that these one time adjustments, are merely accounting issues, and do not represent cash flow reduction. Therefore, these will not affect the liquidity of the Company.

OPERATING INCOME

Operating Income amounted to US$ 741 million, which represents a decrease of US$ 309 million or 29.4% respect to the year 2001. This fall is mainly explained by the economic instability in Argentina and the strong devaluation in Brazil. It is important to highlight, however, the improved Operating Income achieved during this period by Chilean subsidiaries. This is clearly shown when isolating the effect of subsidiaries in Argentina, in which case the Operating Income decreased only 8.6%, equivalent to US$ 70 million, as shown in the Pro-Forma Income Statement.

In the Generation Business, the Operating Income of Endesa Chile amounted to US$ 482 million, a decrease of 0.5%, basically due to a lower Operating Income in Argentina and Brazil, compensated by improvements in Chile and Peru.

In Chile, Operating Income amounted to US$ 238 million, reflecting an increase of 25.4%, mainly due to the result of higher hydroelectric generation associated to an improvement in the reservoirs levels. Another contributing factor, was the increase in average sales prices resulting from the marketing policies that enabled the company to obtain the best prices on unregulated clients and spot markets. Furthermore, the reduction in the generation of thermoelectric meant a decrease of US$ 34 million in the cost of fuel and transport of gas and the greater volumes of water allowed for a reduction of US$ 15 million in the cost of energy purchases.

In Colombia, Operating Income increased by 1.1% to US$ 105 million, basically as a result of an increase in physical sales of energy due to an improvement in water supplies and rainfall and to higher energy sales prices on the spot market.

In Peru, Operating Income rose by 6.7% to US$ 98 million mainly due to higher average sales prices on the spot market which more than compensated the reduction in physical sales.

On the other hand, Endesa Chile shows a decrease in the Operating Income of its subsidiaries in Argentina and Brazil, as follows:

In Argentina, Operating Income amounted to US$ 17 million, a fall of US$ 43 million respect to December 2001. This decrease is due to the drop in average sales prices of energy from El Chocón as a result of the devaluation of the Argentine Peso and also 39.2% decrease in physical sales. Furthermore, lower energy prices in Brazil as a result of a surplus water supply in the zone, implied that in 2002 only 2% needed to be purchased from CIEN interconnection line.

In Brazil, Operating Income of Cachoeira Dourada decreased by 39.2% to US$ 24 million. This decrease was result of 20.3% lower average energy sales prices, due to the devaluation of the Brazilian currency respect to the US$ and greater energy purchases associated to the recovery of reservoirs after the drought in southeastern Brazil.

The Distribution Business shows an improvement of 1.6% in consolidated Physical Sales, reaching 48,955 GWh, which is equivalent to 767GWh of higher sales compared to 2001. There is a 2.7% increase in the number of clients, reaching 275,000 new customers.

In Chile, Chilectra shows an improvement of US$ 8 million, equivalent to 6.9%, basically due to greater physical sales, compensated by an increase in Selling and Administrative Expenses related to higher salaries expenses. In the case of Rio Maipo, Operating Income increased by US$ 0.3 million due to greater Energy Sales and lower Selling and Administrative Expenses.

In Brazil, the Operating Income of our subsidiaries Cerj and Coelce show a decrease of US$ 69 million and US$ 27 million, respectively. This variation is due to Regulatory Asset that both companies recognized on December 2001, addressed to the recovery of financial and economic equilibrium of the concessions contracts, and by that way, recover the consumption losses registered during the rationing in place during the year 2001 and early 2002.

In Colombia, Codensa shows a decrease of US$ 10 million, mainly explained by the increase in Operating Expenses and Administrative Expenses, which was partially compensated by the increase in Operating Revenues, due to greater physical energy sales and lower energy losses, improving from 11.8% as of December 2001, to a 10.3% as of December 2002.

In Peru, the subsidiary Edelnor reduced its Operating Income by US$ 2 million, basically due to an increase in Operating and Maintenance Costs.

In Argentina, Edesur registered a loss of US$ 18 million as of December 2002. This lower result is due to the economic instability of the country, that implied lower revenues on sales, due to a freeze on tariffs, a reduction in physical sales a as a result of a lower demand of energy, losses arising from the devaluation of the Argentine Peso and to an increase of energy losses due to theft. This significant negative impact on the Operating Income led to a net reduction in the consolidated Operating Income of Enersis, in comparison with the same period of the previous year.

Operating income and expenses, as well as administrative and selling expenses, by subsidiaries, for the year ended December 2002 and 2001, are shown below:

OPERATING INCOME, BREAKDOWN BY SUBSIDIARY
(Under Chilean GAAP, thousand US$ and million Ch$)

Table 3

	YE02				YE01

Operating results main subsidaries (million US$)	Operating Revenues	Operating Expenses	SG & A	Operating Income	Operating Revenues	Operating Expenses	SG & A	Operating Income

Endesa S.A.	1,305,435	(773,140)	(50,499)	481,797	1,454,585	(922,069)	(48,283)	484,232
Chilectra S.A.	553,759	(387,867)	(44,382)	121,511	516,042	(358,485)	(43,910)	113,647
Rio Maipo S.A.	78,861	(59,042)	(5,523)	14,296	73,962	(53,531)	(6,056)	14,375
Edesur S.A.	277,590	(252,753)	(42,561)	(17,724)	834,071	(567,845)	(102,231)	163,996
Edelnor S.A.	283,372	(210,419)	(27,183)	45,770	263,119	(188,169)	(26,746)	48,204
Cerj	480,318	(422,130)	(29,794)	28,394	524,439	(382,431)	(44,579)	97,428
Coelce	316,897	(227,272)	(56,236)	33,388	344,450	(220,497)	(63,123)	60,830
Codensa S.A.	461,314	(386,358)	(45,221)	29,735	454,909	(375,597)	(39,521)	39,791
CAM Ltda.	130,733	(102,538)	(11,014)	17,180	130,315	(101,364)	(11,698)	17,254
Inmobiliaria Manso de Velasco S.A.	15,833	(8,317)	(2,261)	5,255	16,924	(10,351)	(2,400)	4,173
Synapsis soluciones y servicios IT Ltda.	68,929	(51,810)	(8,512)	8,607	63,871	(45,436)	(8,157)	10,277
Enersis Holding and other investment vehicles	5,957	(1,511)	(30,409)	(25,963)	14,479	(9,731)	(29,101)	(24,353)

Consolidation Adjustments	(519,719)	475,663	43,025	(1,031)	(433,807)	417,132	36,825	20,150

Total Consolidation	3,459,280	(2,407,495)	(310,570)	741,214	4,257,359	(2,818,374)	(388,980)	1,050,005

Table 3.1

	Dic-02				Dic-01

Operating results main subsidaries (thousand Ch$)	Operating Revenues	Operating Expenses	SG & A	Operating Income	Operating Revenues	Operating Expenses	SG & A	Operating Income

Endesa S.A.	938,099	(555,586)	(36,289)	346,224	1,045,279	(662,608)	(34,697)	347,974
Chilectra S.A.	397,937	(278,725)	(31,893)	87,319	370,833	(257,611)	(31,554)	81,668
Rio Maipo S.A.	56,670	(42,428)	(3,969)	10,273	53,150	(38,468)	(4,352)	10,330
Edesur S.A.	199,479	(181,631)	(30,585)	(12,737)	599,372	(408,059)	(73,464)	117,849
Edelnor S.A.	203,634	(151,209)	(19,534)	32,891	189,080	(135,220)	(19,220)	34,640
Cerj	345,161	(303,347)	(21,410)	20,404	376,867	(274,819)	(32,035)	70,013
Coelce	227,725	(163,320)	(40,412)	23,993	247,525	(158,451)	(45,361)	43,713
Codensa S.A.	331,505	(277,641)	(32,496)	21,368	326,902	(269,908)	(28,400)	28,594
CAM Ltda.	93,946	(73,685)	(7,915)	12,346	93,646	(72,841)	(8,406)	12,399
Inmobiliaria Manso de Velasco Ltda.	11,378	(5,977)	(1,625)	3,776	12,162	(7,438)	(1,725)	2,999
Synapsis Soluciones y Servicios IT Ltda.	49,533	(37,231)	(6,117)	6,185	45,898	(32,651)	(5,862)	7,385
Enersis Holding and other investment vehicles	4,281	(1,086)	(21,852)	(18,657)	10,405	(6,993)	(20,912)	(17,500)

Consolidation Adjustments	(373,475)	341,816	30,918	(741)	(311,738)	299,755	26,463	14,480

Total Consolidation	2,485,873	(1,730,050)	(223,179)	532,644	3,059,381	(2,025,312)	(279,525)	754,544

13

NON-OPERATING INCOME

Non-Operating Income shows a greater loss of US$ 406 million. This is mainly explained by the Accounting Adjustments made by the Company, and also by:

Net Financial Result improved by US$ 58 million or 10.6%, from a loss of US$ 551 million as of December 2001 to a loss of US$ 493 million this year. This variation is the result of lower interest rates on the international markets respect to the previous year.

Investment in Related Companies registered a net profit of US$ 11 million, a positive variation of US$ 26 million when compared to the net loss of US$ 15 million registered in December 2001. This is principally due to the better result of US$ 18 million of CIEN, and the effects of the exchange rates in the results for both periods of the Endesa Chile’s related companies.

The Amortization on Positive Goodwill for the year 2002, amounted to US$ 705 million, an increase of US$ 592 million respect to US$ 112 million as of December 2001. The increase in the amortization is related to the acceleration of amortization of the net balance of Negative and Positive goodwill of investments in distribution and generation located in Argentina and Brazil.

Net Other Non-Operating Income increased by US$ 78 million, reaching a total amount of US$ 93 million.

This increase is mainly due to:

•	An increase of US$ 218 million derived from the adjustment on converting over to Chilean Accounting Rules on applying the norms contained in Technical Bulletin N° 64, particularly respect to subsidiaries in Brazil and Argentina. This was principally due to the devaluation of both Brazilian Real and the Argentine Peso against its monetary assets and liabilities structure.

•	An increase of US$ 15 million in profits from forward contracts, which recovered from a loss of US$ 8 million as of December 2001 to a profit of US$ 7 million this year.

•	Higher dividends received from related companies of US$ 7 million.

This was partially compensated by:

•	Provisions made during 2002 of US$ 88 million for real estate projects in course.

•	Lower profits booked during the year 2001 of US$ 34 million, due to the repurchase of the Yankee Bonds made by Enersis and Endesa Chile on November 2001.

•	An increase of US$ 18 million in provisions for contingencies and lawsuits.

•	Net losses of US$ 10 million resulting from the recalculations of energy in the SIC-SING system.

•	Taxes adjustment of the sales in a Brazilian subsidiary during the past year of US$ 9 million.

•	Adjustment to the market value of the Sovereign Bond of the Argentinean Government by US$ 7 million.

Price Level Restatement and Exchange Differences show lower losses of US$ 24 million. This was caused principally by the effects of the nominal devaluation of 9.75% of the Ch$ against the US$, compared to a devaluation of 14.14% as the same date last year. These effects were compensated to a large extent by forward contracts held by the Company.

Income Tax and Deferred Taxes registered a reduction of US$ 89 million. This is mainly explained by a fall of US$ 71 million in Income Tax, mainly due to the effects of the Argentinean subsidiaries and by a decrease of US$ 18 million in Deferred Taxes.

Extraordinary Items as of December, 2002 show a loss of US$ 31 million as a result of a new tax imposed by the Colombian Government (Tax to contribute to security’s purposes) upon all companies established in that country.

INTEREST RATE RISKS

On a consolidated basis, as of December 31st, 2001, 42% of the total debt was expressed in variable terms (mainly Libor USD and Chilean TAB), while 58% was at fixed rates and secure.

At the end of 2002, the debt linked to variable rates represented 30% of the total debt, while 70% was at fixed rates.

The reduction in the percentage of debt at variable rates during this year is explained basically by the refinancing of obligations (previously at variable terms) into fixed rates, and by hedge operations of Libor US$ rate for US$ 1,000 million, of which US$ 700 million were done by Enersis and US$ 300 million by Endesa Chile. The Company manages its interest rate risk by concentrating its debt structure on the long term with a suitable combination of debt at fixed rates and at variable rates.

EXCHANGE RISK

The Company’s exposure to an exchange risk is derived from the assets and liabilities denominated in foreign currency, mainly US$.

On a consolidated basis, as of December 2001, Enersis had 72% of its total debt expressed in US$. With the US$/Ch$ forward position, the weight of this debt in US$ was reduced to 67%.

As of December 31st, 2002, 69% of the debt was denominated in US$. Considering the US$/Ch$ hedging policy mentioned below, the percentage of the debt denominated in US$ is reduced to 65%.

The reason behind the largest part of our debt being denominated in US$ is the fact that an important proportion of our revenues is directly or indirectly related to US$. Thus, the tariffs of the majority of the countries in which we have operations are tied to a large extent to the evolution of the US$. Particularly in Chile and Peru. In countries where the indexation to the US$ is lower, the companies borrow a greater proportion of their loans in local currency.

In our generation subsidiaries, in the case of Argentina, a large part of Central Costanera’s income come from exports to Brazil with contracts indexed to the US$. On the other hand, El Chocon contracts, expressed in US$, are currently being paid in Argentine Pesos. In Colombia the contracts are at spot and at short term and, to a large extent follow the variation of the US$ exchange rate. In Chile and Peru, the tariff process and the contracts are indexed to changes in the US$. Finally, the tariffs set for Cachoeira Dourada (in Brazil) are not indexed to US$. Revenues are in local currency and are indexed to the inflation.

In the case of Distribution companies in Argentina which operates under a federal concession, their tariffs are established in US$ in contracts and are indexed to the United States inflation, this is the case of our subsidiary Edesur. Nevertheless, the Emergency Law promulgated in January 2002 expressed the tariffs in Pesos and has maintained them frozen. For this reason, the companies have had to absorb, with no compensation whatsoever, the effects of devaluation and of inflation. Within the framework of renegotiation that is ongoing between the government and the companies, must established the conditions under which the tariffs will be set in the future. In Brazil, tariffs are indexed to the General Market Price Index. In Colombia the Added Distribution Value (VAD) is adjusted in accordance with the Producers Price Index every time that this rises by more than 3% in any of its components.

In Argentina, generating subsidiaries have their debts expressed in US$, given that their operating cash flows are largely related to that currency. Edesur has most of its debts in US$, because before the emergency law, its tariffs were indexed to that currency. Since then, the restrictions impossed, and the volatility on the local financial market have prevented any form of hedging the exchange risk. Thus, to date, the exposure to the US$ remains. On the other hand, in Brazil, our generating subsidiary is not exposed to the US$ as it has very low debt in Reales. Distribution subsidiaries used to have loans with third parties in local currencies. Only Cerj has received inter-company loans in US$ and for this reason has adopted a hedging policy, tending to maintain its US$ exposure at around 20%.

In the particular case of Chile, the exchange risk depends on the variation in the exchange rates of the currencies in which assets and liabilities are booked. For accounting purposes and bearing in mind the instructions contained in Bulletin N° 64, our results are also affected. According to this Chilean accounting norm, debts in foreign currency utilized to finance investments in countries considered to have an unstable currency are matched against the corresponding investments and the result of the variations of the Dollar against the Chilean Peso from the crossed debts are not reflected in the income statement.

Currently, the exchange risk is managed on a consolidated basis, taking into consideration the part of these risks that our Chilean subsidiaries have not covered. The company’s policy is set on maintaining between 70% and 85% of the booked exposure to exchange risk covered.

The current exchange exposure between the Chilean Peso and the US Dollar is controlled with financial derivative instruments, basically USD/CLP forward contracts, to cover the exchange risk.

Others

As is customary in most of debts contracts from bank borrowings, and also on the capital markets, a substantial proportion of the financial debt of Enersis S.A. is subject to cross-default conditions. Some defaults on the part of Endesa Chile or its subsidiaries, if not cured in time (in those specific conditions that permit some time to resolve the problem), could result in a cross-default for Endesa Chile and for Enersis S.A.

We give below a detail of the defaults by Enersis or its subsidiaries that, if not cured in time, could result in a cross-default for Enersis and/or its subsidiaries:

•	Failure to pay capital and interest on the corresponding debt.

•	Failure by Enersis, Endesa Chile or of one of their respective subsidiaries to pay a single debt of USD 30 million or more on the date the corresponding payment should be paid (be it on the maturity date or by acceleration).

•	Bankruptcy or suspension of payments by Enersis, Endesa Chile or one of their respective subsidiaries.

16

•	Legal resolutions against Enersis, Endesa Chile or of one of their respective subsidiaries that imply an obligation for an amount equivalent or superior, jointly, to USD 30 million, and legal resolutions whose contents are different to a payment of a monetary obligation against Enersis, Endesa Chile or of one of their respective subsidiaries that could have an important adverse effect on Enersis (consolidated), or on Endesa Chile (consolidated), whichever the case.

•	Government action by virtue of which all or a major part of the property or assets of Enersis, Endesa Chile or of one of their respective subsidiaries is nationalized, embargoed, expropriated, or government action impedes the continuity of operations, or a major part of them, of Enersis, Endesa Chile or of one of their respective subsidiaries.

•	In certain cases, Enersis.’s or Endesa Chile’s (whichever the case) debt expressed in US Dollars is rated below the “investment grade” category by the corresponding Risk Rating Agency (which, in this case, is Standard & Poor’s).

•	Failure to comply with the clauses of the corresponding contract and that are not regularized during the grace period established such as commitments to maintain specific ratios on debt, interest coverage and a minimum net worth.

•	In most of the loans, and in general, the term subsidiary refers to those of certain importance, both in Chile and abroad.

17

BUSINESS INFORMATION Main Operating Figures

Table 4 - DISTRIBUTION BUSINESS

Company	Customers (Th) YE 02	Customers (Th) YE 01	Dif 01-02	Var 01-02

Chilectra	1,319	1,289	30	2.33%
Río Maipo	302	294	8	2.72%
Cerj	1,778	1,691	87	5.14%
Coelce	2,009	1,917	92	4.80%
Codensa	1,911	1,850	61	3.30%
Edelnor	871	867	4	0.46%
Edesur	2,090	2,097	(7)	-0.33%

Total	10,280	10,005	275	2.75%

Company	GWh sold YE 02	GWh sold YE 01	Dif 01-02	Var 01-02

Chilectra	9,952	9,585	367	3.83%
Río Maipo	1,274	1,245	29	2.33%
Cerj	7,146	6,739	407	6.04%
Coelce	5,558	5,352	206	3.85%
Codensa	9,015	8,673	342	3.94%
Edelnor	3,872	3,685	187	5.07%
Edesur	12,138	12,909	(771)	-5.97%

Total	48,955	48,188	767	1.59%

Company	Clients/Employee YE 02	Clients/Employee YE 01	Dif 01-02	Var 01-02

Chilectra	1,833	1,785	48	2.69%
Río Maipo	4,021	3,764	257	6.83%
Cerj	1,226	1,249	(23)	-1.84%
Coelce	1,434	1,309	125	9.55%
Codensa	2,382	2,276	106	4.66%
Edelnor	1,465	1,557	(92)	-5.91%
Edesur	928	925	3	0.32%

Total	1,409	1,379	30	2.18%

18

BUSINESS INFORMATION Main Operating Figures

Cont. Table 4 - DISTRIBUTION BUSINESS

Company	Energy Losses % (*) YE 02	Energy Losses % (*) YE 01	Dif 01-02

Chilectra (%)	5.6%	5.4%	0.002
Chilectra (GWh)	589	545	44

Río Maipo (%)	6.2%	6.4%	(0.002)
Río Maipo (GWh)	84	85	(1)

Cerj (%)	22.6%	22.7%	(0.001)
Cerj (GWh)	2,064	1,974	90

Coelce (%)	12.9%	13.0%	(0.001)
Coelce (GWh)	828	799	29

Codensa (%)	10.3%	11.8%	(0.015)
Codensa (GWh)	1,038	1,158	(120)

Edelnor (%)	8.5%	8.9%	(0.004)
Edelnor (GWh)	361	360	1

Edesur (%)	11.6%	9.9%	0.017
Edesur (GWh)	1,588	1,420	168

Weighted Average Losses	12.1%	11.9%	0.002

(*)	Energy Losses calculated Trailing Twelve Month (TTM)

19

BUSINESS INFORMATION Income Statements under Chilean GAAP

Table 5 - DISTRIBUTION INCOME STATEMENTS

	CHILECTRA				RIO MAIPO

Million US$	YE02	YE01	Var 02-01	Chg %	YE02	YE01	Var 02-01	Chg %

Revenues from Sales	533	496	37	8%	75	70	5	7%
Other Operating Revenues	20	20	0	2%	4	3	0	2%

Operating Revenues	554	516	38	7%	79	74	5	7%

Energy Purchases	(330)	(301)	(29)	10%	(52)	(48)	(4)	9%
Other Operating Cost	(58)	(58)	(0)	1%	(7)	(7)	(1)	11%

Operating Expenses	(388)	(358)	(29)	8%	(59)	(54)	(5)	9%

Selling and Administrative Expenses	(44)	(44)	(0)	1%	(6)	(6)	0	-4%

Operating Income	122	114	8	7%	14	14	0	2%

Interest Income	18	19	(1)	-6%	1	1	(0)	-28%
Interest Expenses	(71)	(63)	(8)	13%	(2)	(2)	0	-19%
Net Financial Income (Expenses)	(53)	(44)	(9)	22%	(1)	(1)	0	-13%
Equity Gains from Related Company	11	49	(38)	-78%	0	0	0	0%
Equity Losses from Related Company	(35)	(6)	(29)	477%	0	0	0	0%
Net Income from Related Companies	(24)	43	(68)	-156%	0	0	0	0%
Other Non Operating Income	46	66	(20)	-31%	9	5	4	92%
Other Non Operating Expenses	(22)	(42)	20	-48%	(3)	(2)	(1)	44%
Net other Non Operating Income (Expenses)	24	25	(0)	-1%	6	3	3	129%
Price Level Restatement	(21)	1	(22)	-2795%	(0)	0	(0)	-133%
Foreign Exchange Effect	0	0	0	0%	0	0	0	0%
Net of Monetary Exposure	(21)	1	(22)	-2795%	(0)	0	(0)	-133%
Possitive Goodwill Amortization	(107)	(6)	(101)	1635%	0	0	0	0%

Non Operating Income	(181)	19	(200)	-1064%	5	2	3	196%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	(59)	132	(192)	-145%	19	16	4	22%

Extraordinary Items	0	0	0	0%	0	0	0	0%
Income Tax	(13)	(29)	16	-56%	(3)	(3)	(0)	3%
Minority Interest	(16)	(2)	(14)	646%	0	0	0	0%
Negative Goodwill Amortization	44	0	44	46606%	0	0	0	0%

NET INCOME	(43)	102	(145)	-142%	16	13	3	27%

	EDESUR				EDELNOR

Million US$	YE02	YE01	Var 02-01	Chg %	YE02	YE01	Var 02-01	Chg %

Revenues from Sales	256	765	(510)	-67%	273	252	21	8%
Other Operating Revenues	22	69	(47)	-68%	10	11	(1)	-10%

Operating Revenues	278	834	(556)	-67%	283	263	20	8%

Energy Purchases	(112)	(348)	236	-68%	(173)	(159)	(15)	9%
Other Operating Cost	(140)	(220)	80	-36%	(37)	(29)	(7)	25%

Operating Expenses	(253)	(568)	315	-55%	(210)	(188)	(22)	12%

Selling and Administrative Expenses	(43)	(102)	60	-58%	(27)	(27)	(0)	2%

Operating Income	(18)	164	(182)	-111%	46	48	(2)	-5%

Interest Income	16	19	(3)	-14%	4	4	(1)	-20%
Interest Expenses	(39)	(22)	(17)	74%	(10)	(10)	0	-3%
Net Financial Income (Expenses)	(23)	(3)	(19)	553%	(6)	(5)	(1)	11%
Equity Gains from Related Company	0	0	0	0%	0	0	0	0%
Equity Losses from Related Company	0	(0)	0	-100%	0	0	0	0%
Net Income from Related Companies	0	(0)	0	-100%	0	0	0	0%
Other Non Operating Income	0	2	(2)	-78%	7	5	2	29%
Other Non Operating Expenses	(15)	(10)	(5)	46%	(4)	(7)	4	-50%
Net other Non Operating Income (Expenses)	(14)	(8)	(6)	78%	3	(2)	5	-265%
Price Level Restatement	0	0	0	0%	0	0	0	0%
Foreign Exchange Effect	18	24	(6)	-25%	1	(4)	5	-137%
Net of Monetary Exposure	18	24	(6)	-25%	1	(4)	5	-137%
Possitive Goodwill Amortization	0	0	0	0%	0	0	0	0%

Non Operating Income	(19)	13	(31)	-248%	(1)	(11)	10	-88%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	(36)	177	(213)	-121%	44	37	7	19%

Extraordinary Items	0	0	0	0%	0	0	0	0%
Income Tax	48	(61)	108	-179%	(17)	(11)	(6)	51%
Minority Interest	0	0	0	0%	0	0	0	0%
Negative Goodwill Amortization	0	0	0	0%	0	0	0	0%

NET INCOME	11	116	(105)	-90%	27	26	2	6%

20

Cont. Table 5 - DISTRIBUTION INCOME STATEMENTS

	CERJ				COELCE				CODENSA

Million US$	YE02	YE01	Var 02-01	Chg %	YE02	YE01	Var 02-01	Chg %	YE02	YE01	Var 02-01	Chg %

Revenues from Sales	466	508	(43)	-8%	311	329	(17)	-5%	411	407	4	1%
Other Operating Revenues	15	16	(1)	-8%	6	16	(10)	-65%	50	48	2	5%

Operating Revenues	480	524	(44)	-8%	317	344	(28)	-8%	461	455	6	1%

Energy Purchases	(237)	(225)	(12)	5%	(129)	(131)	2	-2%	(233)	(235)	2	-1%
Other Operating Cost	(185)	(158)	(28)	18%	(98)	(89)	(9)	10%	(157)	(144)	(13)	9%

Operating Expenses	(422)	(382)	(40)	10%	(227)	(220)	(7)	3%	(390)	(380)	(11)	3%

Selling and Administrative Expenses	(30)	(45)	15	-33%	(56)	(63)	7	-11%	(41)	(35)	(6)	16%

Operating Income	28	97	(69)	-71%	34	61	(27)	-45%	30	40	(10)	-25%

Interest Income	20	1	19	1824%	30	8	22	282%	19	15	4	26%
Interest Expenses	(51)	(69)	18	-26%	(47)	(24)	(23)	98%	(20)	(0)	(20)	4354%
Net Financial Income (Expenses)	(31)	(68)	37	-54%	(17)	(16)	(1)	8%	(1)	15	(16)	-106%
Equity Gains from Related Company	0	0	0	0%	0	0	0	0%	0	0	0	0%
Equity Losses from Related Company	(101)	(6)	(95)	1591%	0	0	0	0%	0	0	0	0%
Net Income from Related Companies	(101)	(6)	(95)	1591%	0	0	0	0%	0	0	0	0%
Other Non Operating Income	8	5	3	50%	1	4	(4)	-82%	2	2	(0)	-1%
Other Non Operating Expenses	(85)	(106)	21	-20%	(4)	(7)	3	-44%	(1)	(7)	6	-83%
Net other Non Operating Income (Expenses)	(77)	(101)	23	-23%	(3)	(3)	(0)	12%	1	(5)	6	-119%
Price Level Restatement	0	0	0	0%	0	0	0	0%	0	0	0	0%
Foreign Exchange Effect	154	70	84	120%	22	(13)	35	-262%	(12)	1	(13)	-1017%
Net of Monetary Exposure	154	70	84	120%	22	(13)	35	-262%	(12)	1	(13)	-1017%
Possitive Goodwill Amortization	0	0	0	0%	0	0	0	0%	0	0	0	0%

Non Operating Income	(55)	(105)	49	-47%	1	(32)	33	-103%	(12)	11	(23)	-208%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	(27)	(7)	(20)	267%	35	29	6	20%	18	51	(33)	-64%

Extraordinary Items	0	0	0	0%	0	0	0	0%	0	0	0	0%
Income Tax	14	3	12	452%	(6)	(10)	4	-38%	(27)	(19)	(8)	42%
Minority Interest	0	0	0	0%	0	0	0	0%	0	0	0	0%
Negative Goodwill Amortization	0	0	0	0%	0	0	0	0%	0	0	0	0%

NET INCOME	(13)	(5)	(8)	165%	28	19	10	51%	(9)	32	(41)	-129%

Table 6 - GENERATION BUSINESS

Company	GWh sold Year 2001	GWh sold Year 2002	Dif 02-01	Var 02-01

Chilean Companies	18,673	18,344	(329)	(1.76%)
Chocón	4,593	3,719	(874)	(19.03%)
Costanera	8,395	4,178	(4,217)	(50.23%)
Edegel	4,239	4,158	(81)	(1.91%)
Betania	2,562	2,637	75	2.93%
Emgesa	12,028	12,002	(26)	(0.22%)
Cachoeira	3,743	3,591	(152)	(4.06%)

TOTAL	54,233	48,629

Company	GWh produced Year 2001	GWh produced Year 2002	Dif 02-01	Var 02-01

Chilean Companies	15,741	16,286	545	3.46%
Chocón	4,496	3,682	(814)	(18.10%)
Costanera	5,451	3,486	(1,965)	(36.05%)
Edegel	4,176	4,279	103	2.47%
Betania	1,770	1,829	59	3.33%
Emgesa	8,335	8,787	452	5.42%
Cachoeira	2,256	2,467	211	9.35%

TOTAL	42,225	40,816

21

BUSINESS INFORMATION ANALYSIS

Finally, here is a brief analysis of the Results of Enersis’ distribution subsidiaries:

Chilectra recorded a Net Loss of US$ 43 million as of December 31, 2002, compared to the Net Income of US$ 102 million obtained during the same period of 2001, mainly related to:

•	Lower Non-Operating Income of US$ 200 million, primarily due to one time goodwill amortization acceleration of US$ 101 million, related to an accounting adjustment made on December 2002 from Chilectra’s investment in Brazilian and Argentinean subsidiaries (of US$ 95 million). Also achieved to higher net losses from related companies of US$ 68 million, attributable to higher losses from Cerj, Investluz and Luz de Bogotá (of US$ 35 million), and lower net income from Edesur and Distrilec Inversora (of US$ 36 million). Finally accrued by higher price level restatement of US$ 22 million and higher net financial expenses of US$ 9 million.

•	Higher Operating Income of US$ 8 million, mainly due to higher energy sales of US$ 37 million, compensated by higher energy purchases of US$ 29 million.

•	Higher negative goodwill amortization of US$ 44 million related to the accounting adjustment over Chilectra’s investment in Cerj.

Río Maipo registered a Net Income of US$ 16 million as of December 31, 2002, which represents an increase of US$ 3 million compared to the same period of 2001. This is mainly explained by:

•	Higher Non-Operating Income of US$ 3 million, primarily due to other net non-operating income of US$ 3 million.

•	Higher Operating Income of US$ 0.3 million, basically due to higher energy sales of US$ 4.8 million, compensated by higher energy purchases of US$ 4.1 million.

Cerj recorded a Net Loss of US$ 13 million as of December 31, 2002, US$ 8 million lower than December 2001. This is primarily due to:

•	Lower Operating Income of US$ 69 million, primarily explained by lower energy sales of US$ 43 million, higher depreciation and amortization expenses of US$ 14 million, and higher energy purchases of US$ 12 million.

•	Lower Non-Operating Losses of US$ 49 million, mainly due to higher positive conversion effect registered as a result of the Brazilian Reais depreciation and due to Technical Bulletin N° 64 of Chilean Accounting Principles. Also higher net financial revenues of US$ 37 million. This figure was partially offset by higher losses form related companies of US$ 95 million, attributable to an extraordinary accounting adjustment made on December from Investluz Goodwil Amortization.

•	Higher Tax payments of US$ 12 million.

Coelce registered a Net Income of US$ 28 million as of December 31, 2002, US$ 10 million higher than December 2001. This result, mainly due to:

•	Higher Non-Operating Income of US$ 33 million, mainly explained by higher positive conversion recorded as a result of the Brazilian R$ depreciation and due to Technical Bulletin N° 64 of Chilean Accounting Principles.

•	Lower Tax payment of US$ 4 million.

•	Lower Operating Income of US$ 27 million, mainly due to lower energy sales of US$ 17 million, and lower other operating revenues from electric grid rentals and tolls of US$ 10 million.

22

Codensa registered a Net Loss of US$ 9 million for the twelve months ended December 31, 2002. This figure, represents US$ 41 million reduction compare to the same period of 2001. This is primarily attributable to:

•	Lower Operating Income of US$ 10 million, primarily explained by higher other operating cost of US$ 13 million, acrrued to higher depreciation and amortization expenses (of US$ 6 million), higher cost of remuneration and fees (of US$ 5 million), higher operating and maintenance cost of (US$ 2 million). This figure was compensated by higher Energy Sales of US$ 4 million.

•	Lower Non-Operating Income of US$ 23 million, mainly related to higher net financial expenses of US$ 16 million, higher negative conversion effect registered as a result of the Colombian Peso depreciation and also due to Technical Bulletin N° 64 of Chilean Accounting Principles. The aforementioned was compensated by other non-operating revenues of US$ 6 million.

•	Higher Tax payment of US$ 8 million.

Edelnor Net Income registered by Edelnor was US$ 27 million, US$ 2 million higher compared to the previous year. This result can be mainly explained by:

•	Higher Non-Operating Income of US$ 10 million, mainly due to higher positive conversion effect registered as a result of the Peruvian Peso depreciation and due to Technical Bulletin N° 64 of Chilean Accounting Principles.

•	Higher Tax payment of US$ 6 million.

•	Lower Operating Income of US$ 2 million, mainly explained by higher energy purchases of US$ 15 million, higher costs associated to third parties services and operating and maintenance cost of US$ 3 million, higher remuneration and fees expenses of US$ 3 million, and higher depreciation and amortization expenses of US$ 2 million. This figure was compensated by higher energy sales of US$ 21 million.

Edesur registered a Net Income of US$ 11 million as of December 31, 2002, this is US$ 105 million lower than December 2001. Detail as follows:

•	Lower Operating Income of US$ 182 million, mainly due to lower revenues on Energy Sales of US$ 510 million, lower Other Operating Income of US$ 47 million, which was compensated by lower expenses in Energy Purchases of US$ 236 million. Also due to lower Other Operating Costs of US$ 80 million attributable to third parties services and operating and maintenance cost, and lower SG&A expenses of US$ 60 million.

•	Lower Non-Operating Income of US$ 32 million, mainly explained by compensated by higher net financial expenses of US$ 19 million and higher negative conversion effect registered as a result of the Argentinean Peso depreciation and due to Technical Bulletin N° 64 of Chilean Accounting Principles.

•	Lower Tax payment of US$ 108 million.

23

CONSOLIDATED BALANCE SHEET (Under Chilean GAAP, thousand US$)

Table 7

Th. US$	YE 02	YE 01

CURRENT ASSETS
Cash	67,053	52,391
Time Deposits	202,651	247,858
Marketable Securities	2,148	283
Accounts Receivable, net	638,510	765,713
Notes receivable	7,141	7,909
Other accounts receivable	87,358	100,501
Amounts due from related companies	271,912	25,076
Inventories, net	84,027	107,741
Income taxes to be recovered	75,752	80,030
Prepaid expenses	10,668	19,442
Deferred income taxes	72,300	33,623
Other current assets	183,718	177,066
Net of Long Term Leasing Contracts	0	0
Net of Assets for leasing	0	0

Total currrent assets	1,703,237	1,617,632

PROPERTY, PLANT AND EQUIPMENT
Property	180,772	171,523
Buildings and Infraestructure	16,173,312	15,240,738
Plant and equipment	2,753,035	2,537,037
Other assets	744,299	749,064
Technical re-appraisal	1,030,664	970,798

Sub-Total	20,882,082	19,669,160

Accumulated depreciation	(7,134,071)	(6,275,177)

Total property, plant and equipment	13,748,011	13,393,982

OTHER ASSETS

Investments in related companies	270,194	233,017
Investments in other companies	221,910	208,125
Positive Goodwill	1,179,379	1,835,255
Negative goodwill	(132,440)	(252,146)
Long-term receivables	175,130	141,806
Amounts due from related companies	1,250	237,497
Deferred income taxes	0	0
Intangibles	112,601	99,772
Accumulated amortization	(48,216)	(34,995)
Others	332,246	276,277
Net of Long Term Leasing Contracts	0	0

Total other assets	2,112,054	2,744,608

TOTAL ASSETS	17,563,302	17,756,223

24

CONSOLIDATED BALANCE SHEET (Under Chilean GAAP, thousands Ch$)

Table 7.1

Th. Ch$	YE 02	YE 01

CURRENT ASSETS
Cash	48,184,878	37,648,796
Time Deposits	145,626,894	178,113,234
Marketable Securities	1,543,290	203,072
Accounts Receivable, net	458,839,724	550,248,992
Notes receivable	5,131,349	5,683,330
Other accounts receivable	62,776,096	72,220,719
Amounts due from related companies	195,398,835	18,019,578
Inventories, net	60,382,653	77,424,074
Income taxes to be recovered	54,435,976	57,510,102
Prepaid expenses	7,666,018	13,971,567
Deferred income taxes	51,955,793	24,162,101
Other current assets	132,021,608	127,241,229
Net of Long Term Leasing Contracts	0	0
Net of Assets for leasing	0	0

Total currrent assets	1,223,963,114	1,162,446,794

PROPERTY, PLANT AND EQUIPMENT
Property	129,904,787	123,257,963
Buildings and Infraestructure	11,622,303,528	10,952,146,542
Plant and equipment	1,978,358,503	1,823,140,358
Other assets	534,860,864	538,284,944
Technical re-appraisal	740,645,407	697,624,932

Sub-Total	15,006,073,089	14,134,454,739

Accumulated depreciation	(5,126,614,906)	(4,509,405,080)

Total property, plant and equipment	9,879,458,183	9,625,049,659

OTHER ASSETS

Investments in related companies	194,164,157	167,448,008
Investments in other companies	159,466,794	149,560,997
Positive Goodwill	847,513,499	1,318,832,593
Negative goodwill	(95,172,950)	(181,194,560)
Long-term receivables	125,850,513	101,903,562
Amounts due from related companies	898,167	170,667,792
Deferred income taxes	0	0
Intangibles	80,915,893	71,697,080
Accumulated amortization	(34,648,290)	(25,148,069)
Others	238,755,596	198,535,455
Net of Long Term Leasing Contracts	0	0

Total other assets	1,517,743,379	1,972,302,858

TOTAL ASSETS	12,621,164,676	12,759,799,311

25

CONSOLIDATED BALANCE SHEET (Under Chilean GAAP, thousand US$)

Table 8

Th. US$	YE 02	YE 01

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES

Due to banks and financial institutions(Short Term)	591,488	418,878
Due to banks and financial institutions(Short term portion of Long Term)	842,268	592,166
Commercial paper equivalent	18,354	76,022
Bonds payable(Short Term)	693,702	87,458
Long-term liabilities maturing before one year	57,930	36,989
Dividends payable	20,253	9,753
Accounts payable	309,035	360,356
Notes payable	6,726	63,218
Miscellaneous payables	102,166	74,205
Accounts payable to related companies	22,663	43,307
Provisions	118,187	111,215
Withholdings	77,213	75,086
Income Tax	38,313	107,545
Anticipated income	12,643	15,745
Deferred Taxes	—	—
Other current liabilities	82,857	209,270

Total current liabilities	2,993,798	2,281,214

LONG-TERM LIABILITIES

Due to banks and financial institutions	2,353,625	2,743,143
Bonds payable	2,919,310	3,160,920
Notes payable	307,380	299,903
Miscellaneous payables	31,459	48,353
Amounts payable to related companies	1,375,282	1,393,951
Provisions	315,780	326,170
Deferred taxes	85,917	50,180
Other long-term liabilities	144,690	93,553

Total Long-term liabilities	7,533,444	8,116,173

Minority interest	5,636,719	5,668,681

SHAREHOLDERS’ EQUITY
Paid-in capital, no par value	1,045,363	1,045,363
Reserve to Equity Revaluation	0	0
Additional paid-in capital-share premium	46,437	46,437
Other reserves	65,236	36,574

Total Capital and Reserves	1,157,036	1,128,374

RETAINED EARNINGS
Future Dividends Reserve	—	—
Retained earnings	560,537	501,877
Retained Losses	—	—
Net Income	(311,362)	58,661
Interim dividends	—	—
Development subsidaries deficits	(6,870)	1,243

Total Retained Earnings	242,305	561,780

Total Shareholder’s Equity	1,399,341	1,690,155

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	17,563,302	17,756,223

26

CONSOLIDATED BALANCE SHEET (Under Chilean GAAP, thousands Ch$)

Table 8.1

Th. Ch$	YE 02	YE 01

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES

Due to banks and financial institutions (Short Term)	425,049,260	301,010,064
Due to banks and financial institutions (Short term portion of Long Term)	605,261,953	425,536,729
Commercial paper equivalent	13,189,514	54,630,248
Bonds payable(Short Term)	498,501,344	62,848,322
Long-term liabilities maturing before one year	41,628,914	26,580,340
Dividends payable	14,554,203	7,008,951
Accounts payable	222,075,984	258,955,300
Notes payable	4,833,074	45,429,070
Miscellaneous payables	73,417,551	53,324,443
Accounts payable to related companies	16,285,712	31,120,649
Provisions	84,930,321	79,920,329
Withholdings	55,485,759	53,957,592
Income Tax	27,532,029	77,283,022
Anticipated income	9,085,674	11,314,564
Deferred Taxes	0	0
Other current liabilities	59,541,957	150,383,758

Total current liabilities	2,151,373,249	1,639,303,381

LONG-TERM LIABILITIES

Due to banks and financial institutions	1,691,338,670	1,971,249,920
Bonds payable	2,097,845,568	2,271,468,659
Notes payable	220,886,690	215,513,230
Miscellaneous payables	22,606,529	34,746,948
Amounts payable to related companies	988,291,605	1,001,707,159
Provisions	226,922,617	234,388,938
Deferred taxes	61,740,871	36,059,964
Other long-term liabilities	103,975,862	67,228,005

Total Long-term liabilities	5,413,608,412	5,832,362,823

Minority interest	4,050,602,721	4,073,571,128

SHAREHOLDERS’ EQUITY
Paid-in capital, no par value	751,208,198	751,208,197
Reserve to Equity Revaluation	0	0
Additional paid-in capital-share premium	33,370,057	33,370,057
Other reserves	46,879,586	26,282,673

Total Capital and Reserves	831,457,841	810,860,927

RETAINED EARNINGS
Future Dividends Reserve	0	0
Retained Earnings	402,807,650	360,653,617
Retained Losses	0	0
Net Income	(223,748,087)	42,154,033
Interim dividends	0	0
Development subsidaries deficits	(4,937,110)	893,402

Total Retained Earnings	174,122,453	403,701,052

Total Shareholder’s Equity	1,005,580,294	1,214,561,979

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	12,621,164,676	12,759,799,311

27

EVOLUTION OF KEY FINANCIAL RATIOS

Table 9

Indicator	Unit	Dic-02	Dic-01	Dic 02-01	%Var 02-01

Liquidity	Times	0.57	0.71	(0.14)	(19.7%)
Acid ratio test *	Times	0.56	0.70	(0.14)	(20.0%)
Working capital	million Ch$	(927,410)	(476,856)	(450,554)	(94.5%)
Working capital	thousands US$	(1,290,561)	(663,581)	(626,980)	(94.5%)
Leverage **	Times	1.50	1.41	0.09	6.4%
Short-term debt	%	0.28	0.22	0.06	29.6%
Long-term debt	%	0.72	0.78	(0.06)	(8.3%)
Interest Coverage***	Times	2.46	2.67	(0.21)	(7.8%)
EBITDA****	th. US$	1,373,646	1,642,844	(269,198)	(16.4%)
ROE	%	(22.25% )	3.47%	(25.7%)	(741.2%)
ROA	%	(1.8% )	0.3%	(2.1%)	(636.6%)

*	Current assets net of inventories and pre-paid expenses

**	Using the ratio = Total debt / (equity + minority interest)

***	EBITDAEI/Interest expenses=(Earnings before taxes+Fin exp+Net non operating income+depreciation+ Positive Goodwill)/Interest expenses

****	EBITDA: Operating Income+Depreciation

28

CONSOLIDATED DEBT MATURITY SCHEDULE (Debt with third parties)

Table 10

		Debt Maturity						TOTAL

US$ Th		2003	2004	2005	2006	2007	Balance

Chile		1,474,820	3,179,871	130,286	669,153	91,148	1,815,626	7,360,903

	Enersis	525,077	2,535,419	12,045	313,856	15,795	325,956	3,728,147
	Chilectra	40,696	18,457	0	0	0	0	59,153
	Rio Maipo	9,741	23,301	0	0	0	0	33,042
	Otras	5,076	29,126	0	0	0	0	34,202
	Endesa	894,229	573,569	118,241	355,297	75,352	1,489,670	3,506,359

Argentina		345,777	35,453	20,445	20,445	20,445	80,499	523,066

	Edesur	188,078	13,157	0	0	0	0	201,235
	Costanera	157,699	22,295	20,445	20,445	20,445	80,499	321,830

Perú		134,672	63,036	35,714	81,224	65,285	0	379,931

	Edelnor	47,624	18,298	0	51,224	5,285	0	122,431
	Edegel	87,048	44,738	35,714	30,000	60,000	0	257,500

Brasil		155,437	33,724	48,990	33,651	27,588	117,912	417,302

	Coelce	59,819	13,136	30,117	13,561	13,877	79,812	210,322
	Cerj	93,936	19,003	16,821	17,437	10,281	37,437	194,915
	Cachoeira	1,683	1,586	2,051	2,652	3,431	663	12,065

Colombia		98,729	4,451	15,126	56,840	15,126	108,514	298,786

	Codensa	74,235	0	0	0	0	0	74,235
	Emgesa	24,494	4,451	0	41,713	0	108,514	179,172
	Betania	0	0	15,126	15,126	15,126	0	45,379

TOTAL		2,209,435	3,316,535	250,562	861,312	219,592	2,122,551	8,979,988

Table 10.1

		Debt Maturity						TOTAL

Ch$ million		2003	2004	2005	2006	2007	Balance

Chile		1,059,820	2,285,087	93,625	480,860	65,500	1,304,727	5,289,619

	Enersis	377,325	1,821,977	8,656	225,540	11,351	234,235	2,679,084
	Chilectra	29,245	13,263	0	0	0	0	42,508
	Rio Maipo	7,000	16,744	0	0	0	0	23,744
	Otras	3,648	20,930	0	0	0	0	24,578
	Endesa	642,602	412,172	84,969	255,320	54,149	1,070,492	2,519,705

Argentina		248,479	25,477	14,692	14,692	14,692	57,847	375,880

	Edesur	135,155	9,455	0	0	0	0	144,610
	Costanera	113,324	16,022	14,692	14,692	14,692	57,847	231,270

Perú		96,777	45,299	25,664	58,368	46,914	0	273,022

	Edelnor	34,223	13,149	0	36,810	3,798	0	87,980
	Edegel	62,554	32,149	25,664	21,558	43,117	0	185,042

Brasil		111,699	24,235	35,205	24,182	19,825	84,733	299,877

	Coelce	42,986	9,440	21,643	9,745	9,972	57,354	151,140
	Cerj	67,503	13,656	12,088	12,530	7,388	26,903	140,068
	Cachoeira	1,209	1,140	1,474	1,906	2,465	476	8,670

Colombia		70,947	3,198	10,870	40,846	10,870	77,979	214,710

	Codensa	53,346	0	0	0	0	0	53,346
	Emgesa	17,601	3,198	0	29,976	0	77,979	128,755
	Betania	0	0	10,870	10,870	10,870	0	32,610

TOTAL		1,587,722	2,383,296	180,056	618,948	157,801	1,525,286	6,453,109

29

CONSOLIDATED CASH FLOW (Under Chilean GAAP, thousand US$)

Table 11

Th. US$	YE 02	YE 01

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the year	(311,362)	58,661

Profit (losses) from sales of assets:
(Profit) loss on sale of fixed assets	-1,525	-7,980
Charges (credits) which do not represent cash flows:
Depreciation	632,431	592,840
Amortization of intangibles	14,457	11,177
Write-offs and accrued expenses	77,842	115,916
Accrued profit from related companies (less)	-20,868	-5,050
Accrued losses from related companies	9,369	19,939
Amortization of positive goodwill	704,616	112,128
Amortization of negative goodwill (less)	-156,201	-66,378
Net, price-level restatement	-6,909	-3,027
Net, foreign exchange effect	22,419	42,502
Other credits which do not represent cash flow (less)	-318,747	-118,866
Other charges which do not represent cash flow	205,474	96,578
Assets variations which affect cash flow:
Decrease in receivables accounts	77,891	166,935
Decrease (increase) in inventory	16,377	1,686
Decrease (increase) in other assets	-32,073	33,994
Liabilities variations which affect cash flow:
(Decreased) increase in payable accounts related to operating income	-69,005	-86,536
Increase of payable interest	76,711	10,890
Net increase (decrease) of payable income tax	-63,787	-75,247
Increase (decrease) of other payable accounts related to non-operating income	41,789	-130,625
Net (decrease) of payable value added tax and other taxes	-2,632	-163,688
Profit related to minority interest	-22,658	174,159

NET POSITIVE CASH FLOW ORIGINATED FROM OPERATING ACTIVITIES	873,606	605,848

30

CONSOLIDATED CASH FLOW (Under Chilean GAAP, thousand US$)

Cont. 11

Th. US$	YE 02	YE 01

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES

Shares issued and suscribed	2,652	0
Proceeds from loans hired	1,362,233	2,695,342
Proceeds from debt issuance	183,014	390,163
Proceeds from other loans obtained from related companies	36,666	80,601
Other sources of financing	-165,996	0
Dividends paid	-139,779	-201,037
Capital paid	-1,523,143	-2,602,333
Loans, debt amortization (less)	-40,839	-103,210
Issuance debt amortization (less)	-61,772	-140,410
Amortization of other loans obtained from related companies	-15,503	-1,386
Expenses paid related to debt issuance (less)	-34,188	-60,695

NET (NEGATIVE) CASH FLOW ORIGINATED FROM FINANCING ACTIVITIES	(396,654)	57,034

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES

Sale of fixed assets	31,457	27,437
Collection upon loans to related companies	0	7,690
Other income on investments	25,822	19,031
Additions to fixed assets (less)	(442,403)	(475,298)
Long-term investments (less)	(32,654)	(17,923)
Investment in financing instruments	(1,008)	0
Other loans to related companies (less)	0	(325)
Other investment disbursements (less)	(50,007)	(261,465)

NET (NEGATIVE) CASH FLOW ORIGINATED FROM INVESTMENT ACTIVITIES	(468,792)	(700,852)

NET POSITIVE CASH FLOW FOR THE PERIOD	8,160	136,189

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	(3,478)	(104)

NET VARIATION OF CASH AND CASH EQUIVALENT	4,681	136,085

INITIAL BALANCE OF CASH AND CASH EQUIVALENT	303,124	167,039

FINAL BALANCE OF CASH AND CASH EQUIVALENT	307,805	303,124

31

CONSOLIDATED CASH FLOW (Under Chilean GAAP, million Ch$)

Table 11.1

Million Ch$	YE 02	YE 01

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the year	(223,748,087)	42,154,033

Profit (losses) from sales of assets:
(Profit) loss on sale of fixed assets	(1,095,916)	(5,734,441)
Charges (credits) which do not represent cash flows:
Depreciation	454,471,134	426,020,442
Amortization of intangibles	10,389,287	8,031,971
Write-offs and accrued expenses	55,938,311	83,298,120
Accrued profit from related companies (less)	(14,996,244)	(3,629,292)
Accrued losses from related companies	6,732,461	14,328,089
Amortization of positive goodwill	506,344,171	80,576,348
Amortization of negative goodwill (less)	(112,247,774)	(47,699,849)
Net, price-level restatement	(4,964,890)	(2,175,075)
Net, foreign exchange effect	16,110,247	30,542,651
Other credits which do not represent cash flow (less)	(229,054,815)	(85,418,284)
Other charges which do not represent cash flow	147,655,390	69,401,896
Assets variations which affect cash flow:
Decrease in receivables accounts	55,973,106	119,961,261
Decrease (increase) in inventory	11,768,733	1,211,389
Decrease (increase) in other assets	(23,047,923)	24,428,653
Liabilities variations which affect cash flow:
(Decreased) increase in payable accounts related to operating income	(49,587,699)	(62,185,972)
Increase of payable interest	55,125,046	7,825,819
Net increase (decrease) of payable income tax	(45,838,237)	(54,073,346)
Increase (decrease) of other payable accounts related to non-operating income	30,029,884	(93,868,474)
Net (decrease) of payable value added tax and other taxes	(1,891,294)	(117,627,568)
Profit related to minority interest	(16,282,559)	125,152,619

NET POSITIVE CASH FLOW ORIGINATED FROM OPERATING ACTIVITIES	627,782,332	435,368,371

32

CONSOLIDATED CASH FLOW (Under Chilean GAAP, million Ch$)

Cont. 11.1

Million Ch$	YE 02	YE 01

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES

Shares issued and suscribed	1,905,653	0
Proceeds from loans hired	978,914,577	1,936,899,708
Proceeds from debt issuance	131,515,409	280,374,847
Proceeds from other loans obtained from related companies	26,348,466	57,920,839
Other sources of financing	-119,286,568	0
Dividends paid	-100,446,315	-144,467,460
Capital paid	-1,094,545,835	-1,870,062,467
Loans, debt amortization (less)	-29,347,204	-74,167,788
Issuance debt amortization (less)	-44,389,633	-100,900,143
Amortization of other loans obtained from related companies	-11,140,779	-996,147
Expenses paid related to debt issuance (less)	-24,567,635	-43,615,899

NET (NEGATIVE) CASH FLOW ORIGINATED FROM FINANCING ACTIVITIES	(285,039,864)	40,985,490

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES

Sale of fixed assets	22,605,406	19,716,715
Collection upon loans to related companies	0	5,525,961
Other income on investments	18,556,146	13,675,849
Additions to fixed assets (less)	(317,915,443)	(341,553,736)
Long-term investments (less)	(23,465,277)	(12,879,738)
Investment in financing instruments	(724,403)	0
Other loans to related companies (less)	0	(233,615)
Other investment disbursements (less)	(35,935,186)	(187,891,023)

NET (NEGATIVE) CASH FLOW ORIGINATED FROM INVESTMENT ACTIVITIES	(336,878,757)	(503,639,587)

NET POSITIVE CASH FLOW FOR THE PERIOD	5,863,711	97,866,893

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	(2,499,632)	(74,996)

NET VARIATION OF CASH AND CASH EQUIVALENT	3,364,079	97,791,897

INITIAL BALANCE OF CASH AND CASH EQUIVALENT	217,827,601	120,035,704

FINAL BALANCE OF CASH AND CASH EQUIVALENT	221,191,680	217,827,601

33

CONSOLIDATED CASH FLOW ANALYSIS (Under Chilean GAAP)

During the period, the Company generated a net cash flow of US$ 8 million, explained as follows:

Table 12

Effective Cash Flow (thousand US$)	Dec 01	Dec 02	Dec 02-01	%Var 02-01

Operating	780,007	873,607	102,723	12.0%
Financing	57,034	(396,655)	(497,908)	(795.5%)
Investment	(700,852)	(468,793)	254,677	(33.1%)
Net cash flow of the period	136,189	8,160	(128,029)	(94.0%)

Table 12.1

Effective Cash Flow (million Ch$)	Dec 01	Dec 02	Dec 02-01	%Var 02-01

Operating	560,521	627,783	67,262	12.0%
Financing	40,985	(285,040)	(326,025)	(795.5%)
Investment	(503,639)	(336,879)	166,760	(33.1%)
Net cash flow of the period	97,867	5,864	(92,003)	(94.0%)

Operating activities generated a net positive cash flow of US$ 874 million, 11.0% greater than year 2002. This flow is mainly related to a loss for the period of US$ 311 million, plus net charges to income that do not represent cash flow for US$ 1,164 million that correspond mainly to Depreciation by US$ 632 million and Amortization of Negative and Positive Goodwill for US$ 548 million.

Financing activities produced a negative cash flow of US$ 397 million mainly due to loan payment for US$ 1,523 million, dividend payment for US$ 140 million, Bonds payment for US$ 41 million and capital reduction in subsidiaries for US$ 166 million. These were partially compensated by loans received and Bonds issued fur US$ 1,362 million and US$ 183 million, respectively.

Investment activities generated a net negative cash flow of US$ 469 million, basically explained by the addition of fixed assets by US$ 442 million, here it is worth mentioned Endesa Chile’ investment in Ralco for US$ 171 million. Other important factors in Investment Activities are, investment in subsidiaries, basically Central Fortaleza in Brazil, for US$ 33 million, investments in financial instruments for US$ 1 million and other disbursements for US$ 50 million. These were partially compensated by the sale of fixed assets for US$ 31 million and other income for US$ 26 million.

ADDITIONAL CASH FLOW INFORMATION

Table 13

Th US$	Interest Received		Dividends Received		Management Fee		Others		TOTAL

	YE01	YE 02	YE01	YE 02	YE01	YE 02	YE01	YE 02	YE01	YE 02

Chile	71,333	68,119	158,917	118,100	0	0	17,047	14,764	247,297	200,983

Argentina	0	0	23,911	0	14,000	700	0	0	37,911	700

Perú	0	0	3,575	2,362	0	0	0	0	3,575	2,362

Brasil	3,919	7,213	170	1,499	0	0	0	0	4,089	8,712

Colombia	0	0	2,380	1,072	0	0	0	0	2,380	1,072

TOTAL	75,251	75,332	188,953	123,032	14,000	700	17,047	14,764	295,251	213,828

Table 13.1

MM Ch$	Interest Received		Dividends Received		Management Fee		Others		TOTAL

	YE01	YE 02	YE01	YE 02	YE01	YE 02	YE01	YE 02	YE01	YE 02

Chile	51,260	48,951	114,200	84,868	0	0	12,250	10,609	177,710	144,428

Argentina	0	0	17,183	0	10,061	503	0	0	27,244	503

Perú	0	0	2,569	1,697	0	0	0	0	2,569	1,697

Brasil	2,816	5,183	122	1,077	0	0	0	0	2,938	6,260

Colombia	0	0	1,710	770	0	0	0	0	1,710	770

TOTAL	54,076	54,135	135,784	88,412	10,061	503	12,250	10,609	212,171	153,659

35

Table 14

	Payments for additions of fixed assets		Depreciation

Th US$	Dic-01	Dic-02	Dic-01	Dic-02

Endesa S.A.	73,716	187,665	258,027	272,553
Chilectra S.A.	16,581	27,484	16,634	17,649
Río Maipo S.A.	4,837	8,443	2,161	2,629
Edesur S.A.	119,509	29,794	96,378	91,678
Edelnor S.A.	41,202	32,870	21,725	24,105
Cerj	90,228	47,873	62,959	76,496
Coelce	72,562	66,992	52,990	58,563
Codensa S.A.	55,841	39,615	77,434	83,595
Cam Ltda.	602	437	1,334	1,507
Inmobiliaria Manso de Velasco Ltda.	—	614	337	306
Synapsis Soluciones y Servicios Ltda.	221	616	1,746	1,901
Holding Enersis	—	—	1,115	1,449

Total	475,298	442,403	592,839	632,431

Table 14.1

	Payments for additions of fixed assets		Depreciation

Million Ch US$	Dic-01	Dic-02	Dic-01	Dic-02

Endesa S.A.	52,973	134,858	185,421	195,859
Chilectra S.A.	11,915	19,750	11,953	12,683
Río Maipo S.A.	3,476	6,067	1,553	1,889
Edesur S.A.	85,880	21,410	69,258	65,881
Edelnor S.A.	29,608	23,621	15,612	17,322
Cerj	64,839	34,402	45,243	54,971
Coelce	52,144	48,141	38,079	42,084
Codensa S.A.	40,128	28,468	55,645	60,072
Cam Ltda.	433	314	959	1,083
Inmobiliaria Manso de Velasco Ltda.	—	441	242	220
Synapsis Soluciones y Servicios Ltda.	159	443	1,255	1,366
Holding Enersis	—	—	801	1,041

Total	341,554	317,915	426,020	454,471

36

PARENT COMPANY INCOME STATEMENT (Under Chilean GAAP, thousand US$)

Table 15

Th. US$	YE 02	YE 01	Var 02-01	Chg %

Operating Revenues	5,958	5,985	(27)	-0.4%
Operating Expenses	(1,511)	(1,176)	(335)	28.5%

Operating Margin	4,447	4,809	(362)	-7.5%

Selling and Administrative Expenses	(30,377)	(28,724)	(1,653)	5.8%

Operating Income	(25,931)	(23,915)	(2,016)	8.4%

Interest Income	79,451	65,410	14,041	21.5%
Interest Expense	(200,602)	(225,006)	24,404	-10.8%
Net Financial Income (Expenses)	(121,151)	(159,595)	38,444	-24.1%
Equity Gains from Related Companies	100,037	346,175	(246,137)	-71.1%
Equity Losses from Related Companies	(111,787)	(14,103)	(97,684)	692.6%
Net Income from Related Companies	(11,750)	332,072	(343,821)	-103.5%
Other Non Operating Income	31,142	41,049	(9,908)	-24.1%
Other Non Operating Expenses	(25,144)	(22,658)	(2,485)	11.0%
Net other Non Operating Income (Expense)	5,998	18,391	(12,393)	-67.4%
Price Level Restatement	2,200	2,203	(3)	-0.2%
Foreign Exchange Effect	(25,246)	(51,910)	26,664	-51.4%
Net of Monetary Exposure	(23,046)	(49,707)	26,661	-53.6%
Positive Goodwill Amortization	(150,135)	(70,234)	(79,901)	113.8%

Non Operating Income	(300,085)	70,926	(371,011)	-523.1%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	(326,015)	47,011	(373,026)	-793.5%

Income Tax	13,201	11,559	1,643	14.2%
Negative Goodwill Amortization	1,451	91	1,361	1500.4%

NET INCOME	(311,362)	58,661	(370,023)	-630.8%

37

PARENT COMPANY INCOME STATEMENT (Under Chilean GAAP, million Ch$)

Table 15.1

Million Ch$

	YE 02	YE 01	Var 02-01	Chg %

Operating Revenues	4,281,520	4,300,825	(19,305)	-0.4%
Operating Expenses	(1,085,952)	(844,901)	(241,051)	28.5%

Operating Margin	3,195,568	3,455,924	(260,356)	-7.5%

Selling and Administrative Expenses	(21,829,565)	(20,641,463)	(1,188,102)	5.8%

Operating Income	(18,633,997)	(17,185,539)	(1,448,458)	8.4%

Interest Income	57,094,170	47,004,483	10,089,687	21.5%
Interest Expense	(144,154,767)	(161,691,390)	17,536,623	-10.8%
Net Financial Income (Expenses)	(87,060,597)	(114,686,907)	27,626,310	-24.1%
Equity Gains from Related Companies	71,887,722	248,764,514	(176,876,792)	-71.1%
Equity Losses from Related Companies	(80,331,239)	(10,134,537)	(70,196,702)	692.6%
Net Income from Related Companies	(8,443,517)	238,629,977	(247,073,494)	-103.5%
Other Non Operating Income	22,378,615	29,498,296	(7,119,681)	-24.1%
Other Non Operating Expenses	(18,068,458)	(16,282,459)	(1,785,999)	11.0%
Net other Non Operating Income (Expense)	4,310,157	13,215,837	(8,905,680)	-67.4%
Price Level Restatement	1,580,699	1,583,108	(2,409)	-0.2%
Foreign Exchange Effect	(18,141,777)	(37,302,866)	19,161,089	-51.4%
Net of Monetary Exposure	(16,561,078)	(35,719,758)	19,158,680	-53.6%
Positive Goodwill Amortization	(107,888,725)	(50,470,996)	(57,417,729)	113.8%

Non Operating Income	(215,643,760)	50,968,153	(266,611,913)	-523.1%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	(234,277,757)	33,782,614	(268,060,371)	-793.5%

Income Tax	9,486,627	8,306,245	1,180,382	14.2%
Negative Goodwill Amortization	1,043,043	65,174	977,869	1500.4%

NET INCOME	(223,748,087)	42,154,033	(265,902,120)	-630.8%

38

PARTIALLY CONSOLIDATED INCOME STATEMENT IN THOUSAND US$

Table 16

Enersis S.A.
Parent Company Consolidated with Enersis Int
Fourth Quarter 2002 Earnings Report (Under Chilean GAAP)
(in thousand US$ of year end 2002)

4Q 02	4Q 01	Var %		YE 02	YE 01	Var %

1,088	1,770	-38.6%	Gross Operating Margin	4,447	4,809	-7.5%
(12,491)	(7,690)	62.4%	S&A Expenses	(30,377)	(28,724)	5.8%

(11,403)	(5,920)	92.6%	Operating Income	(25,931)	(23,915)	8.4%

(62,846)	23,699	-365.2%	Endesa	(7,778)	60,231	-112.9%
6,961	18,801	-63.0%	Chilectra	(18,490)	57,578	-132.1%
5,622	2,852	97.2%	Río Maipo	16,114	12,702	26.9%
(63)	26,829	-100.2%	Edesur	7,384	75,374	-90.2%
(44)	2,524	-101.8%	Edelnor	12,305	11,423	7.7%
(109,685)	(61,746)	77.6%	Cerj	(7,742)	(5,718)	35.4%
(73,295)	(166)	44113.2%	Coelce	(71,210)	(4,210)	1591.5%
2,285	1,137	100.9%	Codensa	(2,801)	7,155	-139.2%
776	3,437	-77.4%	CAM LTDA	6,646	11,557	-42.5%
(15,775)	5,321	-396.5%	Inm Manso de Velasco	(13,827)	7,787	-277.6%
(384)	2,577	-114.9%	Synapsis	4,230	7,617	-44.5%
(161)	34	-569.2%	Endesa Market Place	(391)	(468)	-16.4%
13,426	4,785	180.6%	Others	13,268	21,174	-37.3%

(233,182)	30,084	-875.1%	Net Income from Related Companies	(62,293)	262,202	-123.8%

25,642	26,313	-2.5%	Interest Income	106,859	108,435	-1.5%
(46,864)	(53,294)	-12.1%	Interest Expense	(200,602)	(226,915)	-11.6%
(21,221)	(26,981)	-21.3%	Net Financial Income (Expenses)	(93,743)	(118,480)	-20.9%
(4,289)	8,095	-153.0%	Other Non Operating Income	32,987	42,004	-21.5%
33,773	(5,740)	-688.4%	Other Non Operating Expenses	(25,303)	(24,162)	4.7%
29,485	2,355	1151.9%	Net other Non Operating Income (Expenses)	7,685	17,842	-56.9%
829	1,232	-32.7%	Price Level Restatement	1,669	(1,001)	-266.8%
(7,868)	9,624	-181.8%	Foreign Exchange Effect	(1,184)	(26,406)	-95.5%
(7,039)	10,856	-164.8%	Net Price Level Restatement and Foreign Exchange Effect	485	(27,406)	-101.8%
(95,745)	(18,525)	416.9%	Positive Goodwill Amortization	(152,219)	(75,190)	102.4%

(327,703)	(2,210)	14725.8%	Non Operating Income	(300,085)	58,967	-608.9%

(339,107)	(8,130)	4071.1%	Net Income before (1), (2) & (3)	(326,016)	35,052	-1030.1%

2,396	5,463	-56.1%	Income Tax (1)	13,201	11,459	15.2%
1,361	19	7049.9%	Negative Goodwill Amortization (2)	1,451	91	1500.4%
0	(3,174)	-100.0%	Minority Interest (3)	0	12,059	-100.0%

(335,350)	(5,823)	5659.4%	NET INCOME	(311,363)	58,661	-630.8%

(29.07)	(0.50)		EPS (Ch$)	(26.99)	5.08
(1.94)	(0.03)		EPADS (US$)	(1.80)	0.34
8,291,020	8,291,020		Common Shares Outstanding (MM)	8,291,020	8,291,020

39

PARTIALLY CONSOLIDATED INCOME STATEMENT IN MILLION CH$

Table 16.1

Enersis S.A.
Parent Company Consolidated with Enersis Int

Fourth Quarter 2002 Earnings Report (Under Chilean GAAP)
(in million Ch$ of year end 2002)

4Q 02	4Q 01	Var %		YE 02	YE 01	Var %

782	1,272	-38.6%	Gross Operating Margin	3,196	3,456	-7.5%
(8,976)	(5,526)	62.4%	S&A Expenses	(21,830)	(20,641)	5.8%

(8,195)	(4,254)	92.6%	Operating Income	(18,634)	(17,186)	8.4%

(45,162)	17,030	-365.2%	Endesa	(5,590)	43,282	-112.9%
5,002	13,511	-63.0%	Chilectra	(13,287)	41,376	-132.1%
4,040	2,049	97.2%	Río Maipo	11,580	9,128	26.9%
(46)	19,280	-100.2%	Edesur	5,306	54,164	-90.2%
(32)	1,814	-101.8%	Edelnor	8,843	8,209	7.7%
(78,821)	(44,372)	77.6%	Cerj	(5,564)	(4,109)	35.4%
(52,671)	(119)	44113.2%	Coelce	(51,172)	(3,025)	1591.5%
1,642	817	100.9%	Codensa	(2,013)	5,141	-139.2%
557	2,470	-77.4%	CAM LTDA	4,776	8,305	-42.5%
(11,336)	3,824	-396.5%	Inm Manso de Velasco	(9,936)	5,596	-277.6%
(276)	1,852	-114.9%	Synapsis	3,039	5,474	-44.5%
(115)	25	-569.2%	Endesa Market Place	(281)	(336)	-16.4%
9,648	3,439	180.6%	Other	9,534	15,216	-37.3%

(167,567)	21,619	-875.1%	Net Income from Related Companies	(44,764)	188,421	-123.8%

18,427	18,909	-2.5%	Interest Income	76,790	77,922	-1.5%
(33,677)	(38,298)	-12.1%	Interest Expense	(144,155)	(163,063)	-11.6%
(15,250)	(19,389)	-21.3%	Net Financial Income (Expenses)	(67,365)	(85,141)	-20.9%
(3,082)	5,817	-153.0%	Other Non Operating Income	23,705	30,185	-21.5%
24,270	(4,125)	-688.4%	Other Non Operating Expenses	(18,183)	(17,363)	4.7%
21,188	1,692	1151.9%	Net other Non Operating Income (Expenses)	5,522	12,822	-56.9%
596	885	-32.7%	Price Level Restatement	1,200	(719)	-266.8%
(5,654)	6,916	-181.8%	Foreign Exchange Effect	(851)	(18,975)	-95.5%
(5,058)	7,801	-164.8%	Net Price Level Restatement and Foreign Exchange Effect	349	(19,695)	-101.8%
(68,804)	(13,312)	416.9%	Positive Goodwill Amortization	(109,386)	(54,033)	102.4%

(235,491)	(1,588)	14725.8%	Non Operating Income	(215,644)	42,374	-608.9%

(243,686)	(5,842)	4071.1%	Net Income before (1), (2) & (3)	(234,278)	25,189	-1030.1%

1,722	3,926	-56.1%	Income Tax (1)	9,487	8,234	15.2%
978	14	7049.9%	Negative Goodwill Amortization (2)	1,043	65	1500.4%
0	(2,281)	-100.0%	Minority Interest (3)	0	8,666	-100.0%

(240,986)	(4,184)	5659.4%	NET INCOME	(223,749)	42,154	-630.8%

(29.07)	(0.50)		EPS (Ch$)	(26.99)	5.08
(1.94)	(0.03)		EPADS (US$)	(1.80)	0.34
8,291,020	8,291,020		Common Shares Outstanding (MM)	8,291,020	8,291,020

40

OWNERSHIP OF THE COMPANY AS OF DECEMBER 31ST, 2002
Total Shareholders: 10,194

CONFERENCE CALL INVITATION

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on
Wednesday, February 12th,2003, at 09:00 am (New York time). To participate, please dial
+1(973) 317-5319 or (800) 915-4836 (toll free USA), approximately 10 minutes prior to the scheduled start time.
The phone replay will be available since February 12th, at 11:00 am, until February 19th, at 11:59 am, dialing
+1(973) 709-2089 or (800) 428-6051 (toll free USA).

To access the call online, or to access the replay, go to http://www.enersis.com

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’s business plans; (2) Enersis’s cost-reduction plans; (3) trends affecting Enersis’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’s or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Additional Information Year End 2002 Results

1.	And then, if I go to the balance sheet, table 8, I can’t get numbers that add up to that much. So, I’m wondering, if Debt to Third Parties includes values other than the traditional banks and bondholders; banks, financial institutions, bonds payable, notes payable. Are there other values included in that $9 billion, such as for instance, amounts payable to related companies?

A:	Yes, the Debt Maturity table includes the debt with Elesur, that is registered as Amounts Payables to Related Companies in the Balance Sheet.

2.	Additional information about Codensa’ Capital Reduction, and increased in Financial Expenses.

A:	Codensa’Capital Reduction was for a total amount of Col$ 500,000 million, or approximately US$ 195 million. Increase in Financial Expenses is mainly due to higher debt related to this operation. The distribution of that amount is shown below:

3.	Why Brazil is shown so weak?

Codensa Capital Reduction

		Capital Reduction
Codensa Ownership	Direct Ownership
		MMUS$

EEB	51.51%	100

Luz de Bogotá	48.48%	94

Chilectra Agencia	0.0000008%	0

Enersis Agencia	0.0000008%	0

Endesa Internacional	0.0000008%	0

Otros	0.0167%	0

	100%	195

		Capital Reduction
Luz de Bogotá Ownership	Direct Ownership
		MMUS$

Endesa Internacional	38.76%	37

Enersis Agencia	25.71%	24

Chilectra Agencia	19.29%	18

Inversiones Colombia S.A.	16.24%	15

Enersis	0.000000000%	0

	100%	94

		Capital Reduction
Final Situation Codensa Ownership	Total Ownership
		MMUS$

Enersis Consolidado	23.66%	46

Enersis Individual	13.29%	26

Endesa Internacional	1.24%	2

Chilectra	9.90%	19

42

A:	The main reason for the decrease between Year 2001 compared to Year 2002 is the ARTE effect, related to the rationing period. The main portion was booked on 2001. Breakdown of that effect is in the table below:

There are two other factors that can be considered in that decrease in Cerj

ARTE Effect in Brazil

		Year 2002 effect in Results

	Year 2001 Effect	Year 2001 Adjustments			Year 2002

		Amount 2001 Adjustment	Adjust Factor	Year 2001 Total Adjutsment	Year 2002 ARTE	ARTE Readjustment	Total Effect Year 2002

	Mill. Reales	Mill. Reales	Mill. Reales	Mill. Reales	Mill. Reales	Mill. Reales	Mill. Reales
Cerj	189	15	(29)	(14)	60	42	88
Coelce	151	26	(19)	7	28	35	70

Total MM$R	340	41	(48)	(7)	88	77	158

Total US$ Million	144	12	(14)	(2)	25	22	45

a.	Provisions by US$ 6 million for uncollectable accounts.

b.	Cerj purchased more energy from Itaipú, during the 4th quarter. This contract is in US$, so it is affected by the exchange variation.

4.	In the case of Cerj, the increase in debt is related to BNDES?

A:	Yes, the increase is basically due to the BNDES loans, after the rationing. The breakdown by quarter is:

2nd Quarter (May 2002): 4th Quarter (October 2002): 4th Quarter (November 2002):	US$ 14.6 million US$ 41.2 million US$ 16.0 million

Total amount for 4th Quarter: US$ 57.2 million

43